[redacted]

10029917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

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SEC FILE NUMBER
8-33478

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 9 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

REPORT FOR THE PERIOD BEGINNING **1/01/09** AND ENDING **12/31/09**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LifeMark Securities Corp.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

400 West Metro Park
(No and Street)

Rochester (City) **New York** (State) **14623** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Micciche **(585) 424-5672**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

1170 Chili Avenue (Address) **Rochester** (City) **New York** (State) **14624** (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

CFO
Title

____
Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.

We have audited the accompanying statement of financial condition of LifeMark Securities Corp. as of December 31, 2009, and the related statements of income (loss), changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle + Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

April 8, 2010

LIFEMARK SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 318,478
Commissions receivable	243,192
Accounts receivable	48,705
Property and equipment, net	15,572
Restricted deposits	75,000
Total assets	$ 700,947

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Commissions payable	$ 182,444
Accounts payable	242,017
Accrued payroll and payroll taxes	65,959
Total liabilities	490,420
Shareholders' equity:	
Common stock, no par value; 1,000 shares authorized, 866.9089 shares issued and 734.7817 shares outstanding	20,000
Additional paid-in capital	453,633
Retained deficit	(236,805)
	236,828
Less: Cost of 132.1272 shares of common stock held in treasury	(26,301)
Total shareholders' equity	210,527
Total liabilities and shareholders' equity	$ 700,947

See accompanying notes to financial statements

LIFEMARK SECURITIES CORP.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:	
Commissions	$ 2,976,328
Interest income	333
Total revenue	2,976,661
Expenses:	
Compensation and benefits	2,802,836
Other operating expenses	93,059
Professional fees	73,554
Occupancy	67,897
Technology	19,665
Total expenses	3,057,011
Loss before provision for income taxes	(80,350)
Provision for income taxes	3,892
Net loss	$ (84,242)

See accompanying notes to financial statements

LIFEMARK SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Deficit	Treasury Stock	Total
Balance, January 1, 2009, as previously reported	$ 20,000	$ 453,633	$ (208,703)	$ (26,301)	$ 238,629
Prior period adjustment, correction of an error	-	-	56,140	-	56,140
Balance, January 1, 2009, as restated	20,000	453,633	(152,563)	(26,301)	294,769
Net loss	-	-	(84,242)	-	(84,242)
Balance, December 31, 2009	$ 20,000	$ 453,633	$ (236,805)	$ (26,301)	$ 210,527

See accompanying notes to financial statements

LIFEMARK SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net loss	$ (84,242)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	11,167
Decrease (increase) in commissions receivable	12,414
Decrease (increase) in accounts receivable	(23,507)
Decrease (increase) in restricted deposits	(50,000)
Increase (decrease) in commissions payable	62,022
Increase (decrease) in accounts payable	(36,172)
Increase (decrease) in accrued payroll	41,832
Total adjustments	17,756
Net cash used in operating activities	(66,486)
Cash flows from investing activities:	
Acquisition of property and equipment	(2,975)
Net cash used in investing activities	(2,975)
Net decrease in cash and cash equivalents	(69,461)
Cash and cash equivalents - beginning of year	387,939
Cash and cash equivalents - end of year	$ 318,478
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 3,892

See accompanying notes to financial statements

1. THE COMPANY

LifeMark Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in fifty states. The Company, which maintains six offices in three states, is an "introducing broker" and primarily earns commissions on the buying and selling of financial instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Receivables - The Company has commission receivables that arise from the buying and selling of financial instruments for its clients and has accounts receivable that arise from expenses paid on behalf of its registered representatives and shareholders. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Income (Loss).

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes - The Company does not pay federal or state income taxes on its income. Instead, the Company's income, deductions and other income tax attributes are reported to each shareholder, based on their respective ownership, and included in their respective income tax returns. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2009. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs - The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expenses for the years ended December 31, 2009 were $5,127.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

Computers	$ 235,065
Furniture and fixtures	13,560
Equipment	13,582
	262,207
Less: Accumulated depreciation	246,635
	$ 15,572

Depreciation expense for the year ended December 31, 2009 amounted to $11,167.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $146,250, which was $113,539 in excess of its required net capital of $32,711 and a ratio of aggregate indebtedness to net capital of 3.3533 to 1.

The Company is also required to maintain a minimum net capital of $75,000 in accordance with the Company's fully disclosed clearing agreement with its clearing broker.

5. INCOME TAX MATTERS

The Company, with the consent of its shareholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of Company income taxes, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements, except for various state taxes assessed on S Corporations.

6. BENEFIT PLAN

The Company has a salary reduction plan pursuant to section 401(k) of the Internal Revenue Code that covers all eligible employees. Employees are eligible for participation in the plan after completion of six months of service and attainment of age twenty-one. Under the terms of the plan, the Company made matching contributions through April 3, 2009 equal to a percentage of compensation that a participant contributes to the plan. Effective April 4, 2009, the Company amended its plan and is no longer required to make matching contributions. Profit sharing contributions may be made at the discretion of the Company's board of directors.

Employer contributions to the plan for the years ended December 31, 2009 was $5,878.

7. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and large financial institutions from the buying and selling of financial instruments, which is normally received within thirty days of the transaction. The Company's accounts receivable is due from registered representatives and shareholders. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

8. COMMITMENTS

The Company leases its office facility from an entity in which two of the Company's shareholders are members. The office lease is for a fifteen-year period, beginning on March 1, 2004, with the annual rent reviewed every five years. The current annual rent is $40,662, which is payable in monthly installments, plus utilities.

Rent expense under this lease for the years ended December 31, 2009 was $40,662.

The Company also leases office equipment. Under the terms of the agreement that was signed on August 13, 2009, the lease requires 39 monthly payments of $476.

9. PRIOR PERIOD ADJUSTMENT

The Company's previously issued financial statements have been restated to correct an error in the commissions receivable and commissions payable account balances at December 31, 2008. It was discovered that the Company's accounting information system for commissions receivable and commissions payable contained improper information. As a result of correcting the commissions receivable and commissions payable accounts, the retained deficit balance at the beginning of the year was reduced by $56,140 and the net income for the preceding year was increased by $56,140.

10. LITIGATION

In the fall of 2009, Transamerica Life Insurance Company filed two lawsuits in the United States District Court for the District of Rhode Island against the Company, one of its agents and others. The multi-count Complaints assert that the Company and its agent breached their contracts, acted in bad faith, engaged in fraud, criminal conduct and civil conspiracy, were unjustly enriched, and were negligent in connection with the issuance of various variable annuity contracts. The Company denies all allegations and intends to vigorously defend and is considering filing counterclaims at the appropriate time.

Comprehensive motions to dismiss all claims have been filed and argued. The Court has taken the matter under advisement and discovery has been stayed pending the decision on the motions to dismiss. At this time, the outcome of this litigation and the amount of liability to the Company, if any, cannot be estimated and no provision for a loss has been recorded at December 31, 2009.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Shareholders
LifeMark Securities Corp.

Our report on our audit of the basic financial statements of LifeMark Securities Corp. as of and for the year ended December 31, 2009 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

April 8, 2010

LIFEMARK SECURITIES CORP.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

1.	Total ownership equity from Statement of Financial Condition	$ 210,527
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	210,527
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	210,527
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(64,277)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	146,250
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 146,250

Continued on next page

LIFEMARK SECURITIES CORP.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009
(Continued)

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 32,711
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 32,711
14.	Excess net capital (line 10 less line 13)	$ 113,539
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 97,208

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition		$ 490,420
17.	Add:	A. Drafts for immediate credit	-
		B. Market value of securities borrowed for which no equivalent value is paid or credited	-
		C. Other unrecorded amounts	-
18.	Deduct:	Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness		$ 490,420
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		335.33%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by LifeMark Securities Corp. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net capital per the Company's FOCUS Report (Unaudited)	$ 105,928
Prior period adjustment	56,140
Decrease in net income	(95,707)
Increase in receivables from non-customers	(48)
Removal of aged commissions receivable and payable	79,937
Net capital per this computation	$ 146,250

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholders
LifeMark Securities Corp.

In planning and performing our audit of the financial statements of LifeMark Securities Corp. (Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and other deficiencies that we consider to be significant deficiencies. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of LifeMark Securities Corp. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated April 8, 2010.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiencies in the Company's internal control to be material weaknesses:

- Inadequate design of information technology general and application controls that prevent the information system from providing complete and accurate information consistent with financial reporting objectives and current needs.
- Inadequate design of monitoring controls used to assess the design and operating effectiveness of the Company's internal control over time.
- Inadequate design of controls over significant accounts and processes.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in the Company's internal control to be significant deficiencies.

- The framework for effective internal control over financial reporting requires that management or a designated employee should prepare the Company's financial statements, including appropriate disclosures. Due to limited resources, the Company does not possess internal capabilities to prepare financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle + Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

April 8, 2010

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
LifeMark Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by LifeMark Securities Corp. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7T with respective cash disbursement records, including check number 10144 dated December 31, 2008 for $150 and check number 10499 dated July 28, 2009 for $1,755 that were issued to SIPC, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2009 less the total revenue reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009 with the total revenue amount reported on Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting that the SIPC-7T reported $154,708 more revenue than the amount that was computed;

3. Compared any adjustments reported on Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle + Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

April 8, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033478 FINRA DEC
LIFEMARK SECURITIES INC 11*11
400 W METRO PARK
ROCHESTER NY 14623-2648

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 654

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1905)

7/28/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <1,251>

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <1,251>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(1,251)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LifeMark Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 1 day of MARCH, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

(REV 12/09)

Amounts for the fiscal pe
beginning April 1, 2009
and ending DEC. 31, 20_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,543,768

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 2,282,199

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions ____

2d. SIPC Net Operating Revenues $ 261,569

2e. General Assessment @ .0025 $ 654

(to page 1 but not less than $150 minimum)